UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
	Original	Filing

(Name of Issuer)
	Paymentus Holdings, Inc.

(Title of Class of Securities)
	Common Stock

(Cusip Number)
	70439P108

(Date of Event Which Requires Filing of this Statement)
		9/30/2024

Check the appropriate box to designate the rule pursuant to which this

	Schedule is Filed:
		[ x  ] Rule 13d-1(b)
		[    ] Rule 13d-1(c)
       [    ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes).

Cusip Number
70439P108

1. Name of Reporting Persons. I.R.S. identification Nos. of above persons (entities only)
	Next Century Growth Investors, LLC - 41-1923871

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3. SEC Use Only

4. Citizenship or Place of Organization
	Delaware

Number of shares beneficially owned by each reporting person with:

5. Sole Voting Power
	1255689

6. Shared Voting Power
	0

7. Sole Dispositive Power
	1255689

8. Shared Dispositive Power
	0

9. Aggregate Amount Beneficially Owned by Each Reporting Person
	5.62%

10. Check if the Aggregate Amount in Row (11) Excludes Certain
	Shares (See Instructions)
	N/A

11. Percent of Class Represented by Amount in Row (11)
     5.62%

12. Type of Reporting Person (See Instructions)
Cusip Number
	70439P108

1. Name of Reporting Persons.
I.R.S. identification Nos. of above persons (entities only)
	Thomas L. Press

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3. SEC Use Only

4. Citizenship or Place of Organization
	U.S.A.

Number of shares beneficially owned by each reporting person with:

5. Sole Voting Power
	1255689

6. Shared Voting Power
	 0

7. Sole Dispositive Power
	1255689

8. Shared Dispositive Power
	0

9. Aggregate Amount Beneficially Owned by Each Reporting Person
	5.62%

10. Check if the Aggregate Amount in Row (11) Excludes Certain
	Shares (See Instructions)
	N/A

11. Percent of Class Represented by Amount in Row (11)
	5.62%

12. Type of Reporting Person (See Instructions)
	IN
Item 1(a).  The name of the issuer is:
	Paymentus Holdings, Inc.

Item 1(b).  The principal executive office of the issuer is:
	11605 N Community House Road, Suite 300 Charlotte NC 28277

Item 2(a).  The names of the persons filing this statement are:
	Next Century Growth Investors, LLC, Thomas L. Press and Robert E. Scott The persons filing this Schedule 13G have entered into a Joint
Filing Agreement, a copy of which is filed with this statement as Exhibit 1, pursuant to which such persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities
Exchange Act of 1934. The persons filing this Schedule 13G are of the view that they are not acting as a "group" for purposes of Section 13(d) under the Securities Exchange Act of 1934. Item 2(b). The Principal business office of Next Century Growth Investors, LLC Thomas L. Press and Robert E. Scott is: Two Carlson Parkway, Suite 125 Plymouth,
MN 55447

Item 2(c). Next Century Growth Investors, LLC is a Delaware limited liability company and Thomas L. Press and Robert E. Scott are citizens of the U.S.A.

Item 2(d). This Statement relates to shares of the common stock of the Issuer (the ""Stock"")

Item 2(e).  The CUSIP number of the Stock is:
	70439P108

"Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a). [   ] Broker or dealer registered under section 15 of the Act (15 U.S.C.
78o).

(b). [   ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).


(c ). [   ] Insurance company as defined in section 3(a)(19) of the Act (15
U.S.C. 78c)

(d). [   ] Investment company registered under section 8 of the Investment
Company Act	of 1940 (15 U.S.C. 80a-8).

(e). [ x ] An investment adviser in accordance with ss.240.13d-
1(b)(1)(ii)(E).

	"This Schedule 13G is being filed by Next Century Growth
Investors, LLC as a registered investment adviser.  The Stock to which this
Schedule 13G/A relates is held in investment advisory accounts of Next Century Growth Investors, LLC.

(f). [   ] An employee benefit plan or endowment fund in accordance with
	ss.240.13d-1(b)(1)(ii)(G).

(g). [ x ] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G).

	"This Schedule 13G is also being filed by Thomas L. Press, who serves as Director, Chairman and Chief Executive Officer of Next Century Growth Investors, LLC and Robert E. Scott, who serves as Director and President of Next Century Growth Investors, LLC. Mr. Press owns in excess of 25% of Next Century Growth Investors, LLC and is a controlling person of Next Century Growth Investors, LLC.

(h). [   ] A savings associations as defined in section 3(b) of the Federal
Deposit Insurance Act (12 U.S.C. 1813).

(I). [   ] A church plan that is excluded from the definition of an investment company under section 3(c )(14) of the Investment Company Act of 1940
(15 U.S.C. 80a-3).

"(j). [   ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J)."

Item 4. Ownership*

	The Stock to which this Schedule 13G relates may be deemed beneficially owned within the meaning of Rule 13d-3 of the Securities
Exchange Act of 1934 by (1) Next Century Growth Investors, LLC by virtue of its investment discretion and/or voting power over client securities, which may be revoked; and (2) Thomas L. Press and Robert E. Scott, as a result of their positions with and ownership positions in Next
Century Growth Investors, LLC, which could be deemed to confer upon each of them voting and/or investment power over the shares. Each of Next Century Growth Investors, LLC, Thomas L. Press and Robert E. Scott disclaim beneficial ownership of the Stock except to the extent of each of their respective pecuniary interested therein, if any, and the filing of this
Schedule 13G/A shall not be construed as an admission by any of such persons that it is the beneficial owner of the Stock.

See Items 5-9 and 11 on the cover page for each filer.

Item 5.  Ownership of five percent or less of a Class
	If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [n/a].

Item 6. The Stock to which this Schedule 13G/A relates is held in investment advisory accounts of Next Century Growth, LLC. As a result, various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of,the securities. No such account is known to have such an interest relating to more than 5% of the class.

Item 7. Identification and Classification of the Subsidiary which acquired the security being reported on by the parent holding company:
	Not Applicable

Item 8. Identification and Classification of Members of the Group:
	Not Applicable

Item 9. Notice of Dissolution of Group:
	Not Applicable

Item 10. Certification
	"By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

	               Dated:	November 14, 2024

	Next Century Growth Investors, LLC

	               By:	/s/ Thomas L. Press
		Thomas L. Press
		Chief Executive Officer

	               By:	/s/ Robert E. Scott
		Robert E. Scott
		President

	Exhibit A
JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of
1934, the undersigned persons agree and consent to the joint filing on their behalf of a statement on Schedule 13G/A, including amendments thereto, in connection with respect to shares of common stock of

Paymentus Holdings, Inc.

IN WITNESS WHEREOF, the parties have executed this Joint Filing
Agreement on November 14, 2024.

 NEXT CENTURY GROWTH INVESTORS, LLC
	               By:	/s/ Thomas L. Press
				Thomas L. Press, Chief Executive Officer
	           		THOMAS L. PRESS

	               By:	/s/ Thomas L. Press
				Thomas L. Press

	               ROBERT E. SCOTT

	               By:	/s/ Robert E. Scott
				Robert E. Scott